REPORT PRESCRIBED BY SECTION 189.1.1 OF THE
SECURITIES REGULATION (QUEBEC)

1.	Name and Address of Offeree Company

White Knight Resources Limited 922-510 West Hastings Street Vancouver, British Columbia V6B 1LB

2.	Name and Address of Offerors

U. S. Gold Corporation
2201 Kipling Street, Suite 100 Lakewood, Colorado
U. S.A. 80215

US Gold Canadian Acquisition Corporation 2900 Manulife Place 10180 – 101 Street Edmonton, Alberta T5J 3V5

3.	Designation of Securities Subject to the Bid

Common shares ("Shares")

4.	Date of the Bid

February 12, 2007

5.	Maximum Number of Securities of the Class Subject to the Bid Which are Sought by the Offerors

55,282,722 Shares (Total Shares outstanding as of February 2, 2007)

6.	Value of the Consideration Offered Per Security

The consideration is a share exchange valued at approximately $2.02 per share (as of February 2, 2007).

7.	Fee Payable in Respect of the Bid

$5,583.55

2.

DATED at Toronto, Canada this 12th day of February, 2007.

U.S. GOLD CORPORATION

(signed)
William F. Pass
Vice President and Chief Financial Officer

US GOLD CANADIAN ACQUISITION CORPORATION

(signed)
William F. Pass
Vice President and Chief Financial Officer